Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 15, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Duc Dang

Re:	American Realty Capital Properties, Inc. Registration Statement on Form S-3 Filed August 1, 2012 File No. 333-182971

Dear Mr. Dang:

On behalf of our client, American Realty Capital Properties, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 13, 2012, with respect to the registration statement on Form S-3 (File No. 333-182971) (the “Registration Statement”) filed by the Company with the Commission on August 1, 2012. The Company has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement today.

1.	Prior to the effectiveness of this registration statement, please file a form of the indenture or an open-ended indenture. Refer to Securities Act Rules Compliance Disclosure Interpretations Question 212.19 for guidance.

Please be advised that the Company has filed a form of senior indenture and a form of subordinated indenture as exhibits to Amendment No. 1.

Thank you for your prompt attention to this letter responding to the Staff’s comment. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.